COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Stockholder's Equity

For the Year Ended December 31, 2015

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2014	$ 25,000	$ 763,647	$ 5,641,713	$ 6,430,360
Net earnings	—	—	1,809,065	1,809,065
Stock-based compensation	—	104,183	—	104,183
Net tax benefits related to equity compensation plan	—	6,068	—	6,068
Balance at December 31, 2015	$ 25,000	$ 873,898	$ 7,450,778	$ 8,349,676

See accompanying notes to financial statements.